Exhibit 11.1

4FRONT VENTURES CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

General

4Front Ventures Corp. (the “Company” or “4Front”) and its board of directors (the “Board”) have adopted this Code of Business Conduct and Ethics (the “Code”) to assist all Company personnel in adhering to the highest standards of business integrity and ethical decision making regarding the affairs of, and when acting on behalf of, the Company and its subsidiaries. Ethical business conduct is part of all communication and interaction with colleagues, customers, suppliers, investors and the general public.

The Code applies to directors, officers, employees, consultants and contractors of the Company and its subsidiaries (“Company Persons”). Company Persons are responsible for reading, understanding and complying with the Code.

The Code states basic principles and does not address every expectation or condition regarding proper and ethical business conduct. Company Persons are encouraged to discuss issues and situations where further guidance may be required, pursuant to the provisions of the Code, with an applicable supervisor or member of 4Front’s management team. If the matter cannot be resolved, it must be referred to the Chief Executive Officer, Corporate Secretary or the Company’s external legal counsel, as applicable, who have the responsibility to provide guidance for all enquiries and issues.

The Code is intended to be adhered to in conjunction with the Company’s policies.

Compliance with the Code

It is the responsibility of all Company Persons to be aware of their obligations under, and to comply with, the Code. The Company expects all Company Persons to comply with all applicable laws, rules and regulations and to recognize potential liabilities, seeking internal or external legal advice when appropriate.

Compliance with Laws, Rules and Regulations

All Company Persons, in discharging their duties, shall comply with:

(a)	the laws, rules and regulations of the jurisdiction where they carry out their duties to 4Front and all jurisdictions where 4Front conducts its business activities;

(b)	the rules of any stock exchange or market on which the shares of 4Front are listed or quoted;

(c)	the constating documents of 4Front and any applicable subsidiary;

(d)	the Code; and

(e)	all Company policies.

Company Persons have the obligation to educate themselves on the laws, rules and regulations that govern their work, and seek advice from supervisors, managers, or other appropriate persons at the Company. Any case of non-compliance with an applicable law may subject a Company Person to disciplinary action. Notwithstanding the foregoing, it is acknowledged that 4Front’s business activities, and consequently the actions of Company Persons in furtherance thereof, may be in violation of U.S. federal laws relating to the use, sale and possession of cannabis.

Annual Certification Regarding Compliance

All directors and officers of the Company shall provide annual certification of compliance with the Code, confirming compliance with all laws, rules and regulations applicable in the jurisdictions where they carry out their duties and where 4Front is conducting its business activities, as well as compliance with all Company policies.

The Chief Executive Officer of 4Front shall be responsible for ensuring that annual certifications are obtained on or before the end of the first calendar quarter for each year for [all directors, officers, specified employees, specified consultants and specified contractors] and for providing written confirmation to the Board that such certifications have been obtained and summarizing the results thereof.

Consequences of Violation of the Code

It is the responsibility of all Company Persons to be aware of their obligations under, and to comply with, the Code, which includes compliance with all applicable laws, rules, regulations and company policies. Failure to comply with the Code may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements without notice. The violation of the Code may also violate certain Canadian and/or other laws and if it appears that a Company Person may have violated such laws, then 4Front may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

Reporting Violations of the Code

All breaches of the Code shall immediately be reported to the Chief Executive Officer, or another appropriate member of senior management, if a Company Person believes that he or she has observed a violation of the Code by any Company Person, or by anyone purporting to be acting on the Company’s behalf. All reports by a Company Person of violations will be kept confidential except if otherwise required by law. It is unacceptable to file a report knowing it to be false.

The Board encourages the reporting of any behaviour by Company Persons which violates the Code and the Board will not tolerate retaliation against any person who in good faith reports such violations to the Board or Company management. Any retaliation will in itself be a very serious breach of the Code and subject to disciplinary action.

Any report can be made to 4Front’s Chief Executive Officer, Mr. Joshua Rosen at josh.rosen@4frontventures.com. If the report involves the Chief Executive Officer, the report can be made to the Chair of the Audit Committee, Mr. Eric Rey at ericrey@mac.com.

Maintenance and Proper Use of Company Assets

Company Persons shall deal with the Company’s assets, including, but not limited to, all data, information (confidential or otherwise), intellectual property, trade secrets, records, material, facilities, inventory and equipment, with the strictest integrity and with due regard for the interests of shareholders and all other stakeholders. The Company’s assets must not be misappropriated for personal use. All Company Persons must protect the Company’s assets and resources and ensure their efficient use, including protection from loss, damage, theft, misuse and waste. Company assets may only be used for legitimate Company business purposes and not for personal benefit or gain. All Company Persons must comply with security procedures in place to protect Company assets.

Confidentiality

All Company Persons must maintain all confidential non-public information entrusted to them by the Company in strict confidence except when disclosure is authorized by the Company or legally mandated. Confidential information is all non-public information entrusted to, or obtained by, a Company Person by reason of his or her position with the Company. It includes, but is not limited to, any material undisclosed information concerning the Company and its business, financial condition or performance, results or prospects and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. The obligation to keep information confidential is in effect during and after service as a Company Person.

Conflicts of Interest

All Company Persons have an obligation to act in the best interests of the Company at all times and in all situations. A conflict of interest occurs when a Company Person’s private interest interferes in any way with the interests of the Company or takes actions that make it difficult to perform his or her work objectively and effectively. Any situation that might reasonably be perceived to create a material conflict of interest or have the potential to conflict with their duties to the Company must be avoided by a Company Person.

If a material or potential conflict of interest arises, the Company Person involved must disclose the conflict to the Chief Executive Officer or another appropriate company representative and take prompt action to remedy it.

Examples of conflicts of interest include:

•	receiving personal loans or guarantees of obligations as a result of being a Company Person or a family member of a Company Person;

•

accepting gifts or other personal benefits from those doing or seeking to do business with the Company which might reasonably be perceived to have the ability to affect the recipient’s judgement or conduct involving the Company;

•	accepting bribes, kickbacks or any other improper payments for services relating to the conduct of the business of the Company; and

•

engaging in conduct or activity or entering into any transaction or agreement that competes with the Company’s existing or prospective business or takes advantage of an opportunity which should be offered to the Company first.

Company Persons should refer to the Company’s Disclosure, Confidentiality and Insider Trading Policy for more information on how to avoid conflicts of interest, the appearance of a conflict of interest, and their disclosure obligations.

Insider Trading and Use of Material Information

Confidential information may not be used for personal benefit. Company Persons who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the appropriate conduct of Company business. It is prohibited to use material undisclosed information for personal financial benefit or to “tip” or recommend to others, including family members, who might make an investment decision on the basis of this information. This is not only unethical but also illegal. If doubt exists about whether the information is material or has been released to the public, a Company Person shall not trade before consulting with a senior management representative or the Company’s legal counsel.

Company Persons may, at any time purchase Company securities and exercise options granted to them in accordance with the applicable law, as long as those purchases are not decisions based on inside information.

Company Persons should refer to the Company’s Disclosure, Confidentiality and Insider Trading Policy for more information on how to avoid improper trading in securities of the Company and improper communication of undisclosed material information concerning the Company. All Company Persons are expected to thoroughly understand and comply with such policy.

Corporate Opportunities

Except as may be approved by the Board, Company Persons are prohibited from taking advantage of any opportunities that belong to the Company or that are discovered through the use of corporate property, information or position. No Company Person may use corporate property, information, or position for improper personal gain or for the improper personal gain of others, or compete with the Company directly or indirectly. Company Persons owe a duty to 4Front to advance the legitimate interests of 4Front when the opportunity to do so arises.

Competition and Fair Dealing

All business dealings undertaken on behalf of 4Front, including with its security holders, customers, suppliers, competitors and employees, shall be conducted in a manner that preserves 4Front’s integrity and reputation. Company Persons shall not take unfair advantage of anyone through unlawful manipulation or concealment, abuse of privileged information, misrepresentation of material facts, abuse of confidential information or any other intentional unfair practice. Company Persons are advised not to give gifts or bestow other personal benefits on others that would be considered excessive or would reflect unfavourably on the Company.

It is the responsibility of each Company Person to use reasonable efforts to ensure that the companies and persons with whom the Company does material business with also observe high ethical standards.

Accounting and Financial Recording, Disclosure

Honest and accurate recording and reporting of financial information is of utmost importance. Investors rely on the Company to provide accurate information and reliable records in order to make responsible business decisions. The Company’s books, records and accounts must accurately reflect all Company operations, transactions and events. Financial statements shall be prepared in accordance with applicable accounting standards and securities laws, using the highest standards.

The Company’s Audit Committee is responsible for establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.

Harassment and Discrimination

The Company does not tolerate any type of illegal discrimination, intimidation or harassment on the basis of race, colour, age, gender, sexual orientation, marital status, political belief, physical or mental disability, national or ethnic origin or religious beliefs. The Company is committed to fair employment practices in which all persons are treated with dignity and respect. The Company shall provide a working environment which all Company Persons are respectful and all relationships among persons in the workplace are professional and free of bias and harassment.

Environmental, Safety and Occupational Health Practices

The Company is committed to maintaining the highest standards with respect to health, safety and environmental protection at its business locations and facilities. The Company shall use environmental best practices to provide safe and healthy working conditions and comply with all occupational health and safety laws and regulations. Every Company Person has a role in ensuring the Company’s operations comply with applicable safety and environmental standards and for taking every precaution to ensure both personal safety and the safety of others.

Waivers of the Code

In extraordinary circumstances and when it is clearly in the Company’s best interest to do so, the Company may waive certain provisions of the Code for a Company Person. Waivers generally may only be granted by consensus of the Board or a committee of the board and will be disclosed to shareholders as required by applicable securities laws, regulations, policies or guidelines (including those of the stock exchange on which the Company is currently listed). There may be conditions attached to any waiver.

Procedures to Ensure Effective Operation

The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

•	Proxy solicitation and annual general meeting materials.

•	The appointment or termination of a corporate officer of the Company.

•	Formation of board committees and any appointment of members to such committees.

•	Entering into any employment contract with corporate officers.

•	Issuances of securities from treasury or grant of stock options.

•	The approval of the annual and interim (unless designated to the audit committee) financial statements.

•	The approval of an annual budget.

•	Capital expenditures in excess of $100,000 of annual budget.

•	Entering into any significant professional engagements that is not included as part of annual budget where the fee is more than $100,000.

•	Entering into any arrangements with banks or other financial institutions regarding borrowing or refinancing of assets of the Company.

•	Entering into equity or debt financing agreements.

•	Entering into any license, strategic alliance, partnership or other agreement outside of the normal course of business.

•	The acquisition and assignment of material assets (including intellectual property and fixed assets) outside the normal course of business.

•	Any material change to the business of the Company.

All corporate level agreements share require the signature of the Chief Executive Officer, or otherwise directed and approved by the Board.

All references to currency are in United States dollars.

Review

The Board shall review and evaluate the Code from time to time and generally on an annual basis to determine whether the Code is effective in ensuring that the Company’s business and affairs are conducted with honesty, integrity and in accordance with the highest ethical and legal standards.

Amendment

The Code may be amended by the Company’s Board, subject to applicable law and stock exchange rules.